SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: March 28, 2012

List of materials

Documents attached hereto:

i) Press Release announcing Sharp and Sony Amend Agreement regarding Joint Venture to Produce and Sell Large-Sized LCD Panels and Modules.

March 28, 2012
Sharp Corporation
Sony Corporation

Sharp and Sony Amend Agreement regarding Joint Venture to Produce and Sell Large-Sized LCD Panels and Modules

Sharp Corporation (“Sharp”) and Sony Corporation (“Sony”) announced that they have agreed to further amend the joint venture agreement originally executed by the parties in July 2009, as amended in April 2011, for the establishment and operation of Sharp Display Products Corporation (“SDP”), a joint venture to produce and sell large-sized LCD panels and modules.

Pursuant to the April 2011 amendment, Sharp and Sony discussed possible further contributions by Sony to SDP, but they have agreed that Sony will not make additional capital injections to SDP.  The parties have also agreed to set a new time period, up to the end of September 2012, to permit study of the future direction of the joint venture, including with respect to the treatment of the shares that Sony has in SDP (7.04% of all issued shares) and possible purchases of large-sized LCD panels and modules.  Under the March 2012 amendment, Sony may require that Sharp acquire all of Sony’s shares in SDP, even before the end of September 2012, upon the occurrence of certain events such as a transfer by Sharp to any third party of some or all of the shares that Sharp has in SDP.

On July 1, 2009, Sharp transferred its LCD panel plant in Sakai City, Osaka Prefecture, to SDP.  On December 29, 2009, Sony invested 10 billion yen into SDP in exchange for new shares issued by SDP to Sony (representing 7.04% of the issued shares in SDP) and, as a result, SDP became a joint venture company of Sharp and Sony. Since then, Sharp and Sony have continued discussion about possible further contributions by Sony to SDP.

[Impact on the consolidated financial information of Sharp, as a parent company of SDP]
No material impact from this amendment is anticipated on Sharp's consolidated financial results for the fiscal year ending March 31, 2012.

[Impact on the consolidated financial information of Sony]
No impact from this amendment is anticipated on Sony's consolidated financial forecasts for the fiscal year ending March 31, 2012.

Media Inquiries:
Corporate Public Relations Division, Sharp Corporation
Tel: +81-6-6621-1272 (Osaka)
Tel: +81-3-3260-1870 (Tokyo)
Corporate Communications, Sony Corporation
    Tel: +81-3-6748-2200 (Tokyo)

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